

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

February 22, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (609) 219-1238

Joseph A. Falsetti
President & Chief Executive Officer
Ascendia Brands, Inc.
100 American Metro Boulevard, Suite 108
Hamilton, New Jersey 08619

> **Re: Ascendia Brands, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 24, 2007**
> **File No. 001-32187**

Dear Mr. Falsetti:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are informing shareholders of action taken to issue two series of preferred stock in exchange for outstanding shares of common stock and to amend the terms of outstanding convertible notes. Therefore, must provide the disclosure required by Schedule 14A with respect to the modification or exchange

of securities. See Note A to Schedule 14A. You must accordingly provide the information called for by Items 12 and 13 of Schedule 14A. Pursuant to Item 13(a), please include financial statements meeting the requirements of Regulation S-X. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c). Refer to Note A and Item 12(f), of Schedule 14A. We may have additional comments upon review of this disclosure.

Issuance of Securities, page 4

2. To permit readers to have a better understanding of each of the actions you are taking, please revise your disclosure to distinguish between the exchange of Series B and Series B-1 preferred stock for common stock and the amendment to the outstanding senior secured convertible notes.

3. In addition, please revise your discussion of the second amended and restated registration rights agreement on page 5 to clarify the agreement's application to the preferred stockholders and the convertible noteholders.

4. Please revise your discussion to describe any material differences between the outstanding convertible notes and the convertible notes, as amended, in respect of any of the matters addressed in Item 202 of Regulation S-K. See Schedule 14A, Item 12(b).

5. We note your discussion of the consideration provided to the company for exchanging common stock for the two series of preferred stock. Please revise to clarify whether the waiver of the registration delay payments was the reason for engaging in the exchange or, if not, the reasons for so doing. Discuss the general effect, if any, of the exchange upon the rights of existing security holders. Please make similar revisions with respect to the amendment to the terms of the convertible notes. Refer to Item 12(c) of Schedule 14A. Please also revise to state whether you were in default of the terms of the registration rights agreement or in your payments on the convertible notes. See Schedule 14A, Item 12(d).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Herbert Henryson II (*via facsimile* 212/986-0604)
Wolf, Block, Schorr and Solis-Cohen LLP
250 Park Avenue
New York, New York 10177